                               -EARNINGS RELEASE-
      ELRON ELECTRONIC INDUSTRIES ANNOUNCES NET INCOME OF $47.2 MILLION IN
                           THE SECOND QUARTER OF 2005

Tel Aviv, Israel, August 10, 2005 - Elron Electronic Industries Ltd. (NASDAQ:ELRN) today reported net income for the second quarter of 2005 of $47.2 million, or $1.60 per share, compared to $5.5 million, or $0.19 per share, in the second quarter of 2004. The net income in the first six months of 2005 amounted to $42.1 million, or $1.43 per share, compared to $9.2 million, or $0.32 per share, in the first six months of 2004

The net income Elron reported in the second quarter of 2005 was mainly due to gains resulting from the following events completed in the second quarter of 2005:

(i) a gain, net of tax, of approximately $36.0 million resulting from the sale of shares of Partner Communications Company Ltd. (Nasdaq: PTNR) for $94.0 million;

(ii) a gain, net of tax, of approximately $17.2 million resulting from the sale of Elron's holding in Oren Semiconductor for $20.3 million in cash and Zoran shares; and

(iii) a gain of approximately $3.0 million from the decrease in Elron's interest in NetVision following its initial public offering ("IPO") on the Tel-Aviv Stock Exchange

The above gains were offset mainly by losses, net, which Elron recorded with respect to its group companies in the amount of $7.4 million and $12.2 million in the three and six month periods ended June 30, 2005, respectively

During the first half of 2005 Elron invested approximately $23 million in new and existing group companies. Investment in new companies in the second quarter of 2005 included $16.0 million in Teledata, a provider of innovative access products and solutions for both traditional and next generation networks to telecom operators and service providers, and $1.7 million in NuLens (as part of Elron's total investment of $2.9 million), a developer of intra-ocular lenses, mainly for cataract and presbyopia procedures

Liquidity and Shareholders Equity

As of June 30, 2005, Elron's cash, debentures and deposits amounted to approximately $242.4 million compared with $175.7 million at December 31, 2004 The increase is mainly due to proceeds received from the sale of Partner shares in the second quarter of 2005 of approximately $94.0 million

Shareholders' equity at June 30, 2005, was approximately $381.6 million, representing approximately 81% of the total assets compared with $389.1 million representing approximately 78% of total assets at December 31, 2004

"In the second quarter we completed major exits and an IPO of one of our affiliates which resulted in significant gains to Elron and we completed two new investments in Teledata and NuLens", said Doron Birger, Elron's President and CEO. "Our sound financial position enables us to continue investing in new opportunities, which will establish the foundation for our future growth"

Investors may access Elron's second quarter financial report and a detailed management report on the company's web site: www.elron.com

Conference call details:

Wednesday, August 10, 2005 10;00 a.m. (EST); 05:00 p.m. Israel
Dial in numbers:

In the US: 1-866 860 9642

In the UK: 0 800 917 5108

In Israel: 03 918 0610

International Participants: +972 3 918 0610

For your convenience, a replay of the call will be available starting two hours after the call ends until Friday, August 12, 2005. To access the replay please dial 1-866-276-1002 (US), 972-3-925-5942 (Israel) and 0-800-917-4256 (UK)
A replay of the call will also be available for ninety days on the company website

Elron Electronic Industries Ltd. is high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, telecom, semiconductors and advanced materials. For further information, visit http://www.elron.com

Contact:

Tal Raz
Elron Electronic Industries Ltd.
Tel. 972-3-6075555

raz@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider

Tables to follow

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
In thousands of U.S. Dollars

                                                                  June 30,               December 31,
                                                                    2005                     2004
                                                                 ---------                ---------
                                                                 Unaudited                 Audited
                                                                 ---------                ---------

 ASSETS
 Total current assets                                            $ 273,399                $ 198,662
                                                                 ---------                ---------


INVESTMENTS AND LONG-TERM RECEIVABLES
Investments in affiliated companies                                112,541                  117,124
Investments in other companies and long-term receivables            58,327                  155,929
Deferred taxes                                                       3,957                    5,493
Severance pay deposits                                               2,401                    2,637
                                                                 ---------                ---------

Total long-term assets                                             177,226                  281,183
                                                                 ---------                ---------

PROPERTY AND EQUIPMENT, NET                                          7,925                    8,064
                                                                 ---------                ---------

 INTANGIBLE ASSETS                                                  11,892                   13,247
                                                                 ---------                ---------

 Total assets                                                    $ 470,442                $ 501,156
                                                                 =========                =========
LIABILITIES AND SHAREHOLDERS' EQUITY
 Total current liabilities                                       $  50,688                $  39,845
                                                                 ---------                ---------

LONG-TERM LIABILITIES
Long-term loans from banks and others                                4,200                    4,072
Accrued severance pay and retirement obligations                     3,567                    3,809
Deferred taxes                                                       7,585                   41,233
Other                                                                 --                         22
                                                                 ---------                ---------

 Total long-term liabilities                                        15,352                   49,136
                                                                 ---------                ---------

MINORITY INTEREST                                                   22,833                   23,095
                                                                 ---------                ---------

 Total Shareholders' Equity                                        381,569                  389,080
                                                                 ---------                ---------

 Total liabilities and shareholders' equity                      $ 470,442                $ 501,156
                                                                 =========                =========

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
In thousands of U.S. Dollars, except share and per share data


                                                          Six months ended          Three months ended
                                                               June 30,                   June 30,           Year ended
                                                        -----------------------   -----------------------    December 31,
                                                            2005        2004         2005         2004           2004
                                                        ------------  ---------   -----------   ---------   --------------
                                                                            Unaudited                         Audited
                                                        ------------------------------------------------------------------

 INCOME

   Net revenues                                           $   8,518    $   7,001    $   4,260    $   3,576       16,330
   Equity in losses of affiliated companies                  (7,827)      (2,098)      (4,244)      (1,709)     (10,492)
   Gain from disposal of businesses and
     affiliated companies and changes in
     holdings in affiliated companies, net                   22,389       27,901       22,399       21,821      132,396
   Other income, net                                         56,548        4,187       56,262        1,750        4,784
                                                          ---------    ---------    ---------    ---------    ---------

                                                             79,628       36,991       78,677       25,438      143,018
                                                          ---------    ---------    ---------    ---------    ---------

 COSTS AND EXPENSES                                          12,299       15,385        5,886        6,856       39,164
                                                          ---------    ---------    ---------    ---------    ---------

Income before taxes on income                                67,329       21,606       72,791       18,582      103,854
 Taxes on income                                            (25,887)      (8,154)     (26,042)      (7,512)     (15,132)
                                                          ---------    ---------    ---------    ---------    ---------
 Income from continuing operations after                     41,442       13,452       46,749       11,070       88,722
   taxes on income
 Minority interest in losses (income) of
   subsidiaries                                                 645       (3,895)         451       (5,535)      (4,135)
                                                          ---------    ---------    ---------    ---------    ---------
 Income from continuing operations                           42,087        9,557       47,200        5,535       84,587
 Loss from discontinued operations                             --           (356)        --            (56)        (454)
                                                          ---------    ---------    ---------    ---------    ---------

 Net income                                               $  42,087    $   9,201    $  47,200    $   5,479    $  84,133
                                                          =========    =========    =========    =========    =========

 Basic Income per share                                   $    1.43    $    0.32    $    1.60    $    0.19         2.87
                                                          =========    =========    =========    =========    =========
 Diluted income per share                                 $    1.42    $    0.31    $    1.60    $    0.19    $    2.86
                                                          =========    =========    =========    =========    =========

 Weighted average number of ordinary
   shares used in computing basic net
   income per share (thousands)                              29,415       29,211       29,416       29,212       29,266
                                                          =========    =========    =========    =========    =========
 Weighted average number of ordinary
   shares used in computing diluted net
   income per share (thousands)                              29,543       29,323       29,538       29,340       29,385
                                                          =========    =========    =========    =========    =========

MANAGEMENT REPORT FOR THE SECOND QUARTER ENDED JUNE 30, 2005

The following management report should be read in conjunction with our Condensed Interim Consolidated Financial Statements as of June 30, 2005 and notes thereto and with our Annual Consolidated Financial Statements as of December 31, 2004 and notes thereto, filed with the Securities and Exchange Commission under item 18 to our annual report on Form 20-F for the year ended December 31, 2004 ("2004 20-F"). This report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements may be identified by the words "anticipate", "believe", "estimate", "expect", "plan" and similar expressions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those discussed in our filings with the Securities and Exchange Commission from time to time.

OVERVIEW

We are a high technology operational holding company that operates through subsidiaries and affiliated companies, referred to as our group companies. Founded in 1962, we have been a major force in the development of the Israeli high technology industry by building Israeli and Israel-related companies with technologies in the fields of medical devices, advanced defense electronics, telecom, semiconductors, software products and services and advanced materials. Historically, most of our group companies were established together with entrepreneurs or started as activities within Elron and were subsequently spun-off.

In addition, some of our group companies grew out of our subsidiary, RDC-Rafael Development Corporation Ltd. ("RDC"), established with Rafael, the largest research and development organization of Israel's Ministry of Defense. RDC was established pursuant to an agreement entered into in July 1993 for the purposes of exploiting Rafael's technology in non-military markets. RDC has first rights to commercially exploit technologies of Rafael in non-military markets, which rights are dependent primarily upon RDC's identification of new and existing military technology developed by Rafael.

Our group companies include both publicly traded and privately held companies.

Our activities range from complete operational control over the business to involvement in the management of our group companies in which we maintain controlling or significant holdings, and, in a limited number of cases, non-significant holdings. We participate in the management of most of our group companies by means of active membership on their boards of directors and board committees. As a result, we are involved in matters of policy, strategic planning, marketing, selecting and manning senior management positions, approving investments and budgets, financing and the overall ongoing monitoring of our group companies' performance. In addition to our representation on the boards of directors of our group companies, we provide hands-on assistance to the group companies' management in support of their growth. We view our hands-on involvement in the operations of our group companies as a key element of our business. Our group companies therefore benefit from the experience of our management team in various areas in which they need support and leadership, including, but not limited to, strategic planning, research and development guidance, identifying joint venture opportunities, introductions to potential customers and investors, risk management, market analysis, business plan preparation, budgetary control, and legal support.

Technology industries are characterized by the high degree of risk inherent in their products, their continuous technological innovation and their penetration into world markets, which requires investment of considerable resources and continuous development efforts. The future success of our group companies is dependent upon their technological quality, prices and nature of their products in comparison to their competitors and their ability to introduce new products to the markets at the right time, while offering cost effective solutions suitable to their customers' needs as well as their ability to raise financing and the condition of the capital markets.

We expect to continue to build and realize value for our shareholders through the sale to third parties of a portion or all of our holdings in, or the issuance of shares by, our group companies, while simultaneously pursuing the acquisition of, or investment in, new and existing companies at different stages of development including early stage and more mature companies. We believe that this strategy provides the ability to increase shareholder value as well as to create capital to support the growth of our group companies and to invest in new opportunities. The nature of our business, therefore, will result in some volatility in our results of operations, depending on the transactions that occur within a particular period.

Our net income (or loss) in any given period is due, for the most part, to the results of operations of our group companies (which are accounted by us under the consolidation or equity method of accounting) and dispositions and changes in our holdings of group companies. As most of our group companies are technology companies which have not yet generated significant revenues and which invest considerable resources in research and development and in marketing activities, we have experienced, and expect to continue to experience, losses in respect of these companies. However, as a result of new accounting pronouncements described below under "CRITICAL ACCOUNTING POLICIES", some of our group companies and new companies in which we may invest may be accounted for at cost, thereby not affecting our results of operation. We anticipate this change may have a significant effect on our results of operations.

Our capital resources in any given period are primarily affected by the extent of our investment in existing and new companies and the realization of certain holdings. The results of operations of our group companies, and consequently, our results of operations and capital resources, are affected by general economic conditions as well as by factors specifically related to the technology markets, which also affect the ability of our group companies to raise financing and our ability to dispose of holdings and realize gains from our holdings.

TREND INFORMATION

Technology industries are affected by economic trends and the condition of the capital markets. Since the second half of 2003, there has been a recovery in the technology sectors and capital markets from the downturn which commenced in 2001. This trend was reflected in the improvement in the results of operations of most of our group companies as well as the raising of funds from new strategic and other investors in private placements completed by some of our group companies. In addition, we recorded significant gains from realizing certain of our holdings, mainly in 2004 as a result of the sale of our holdings in Elbit Systems Ltd. (Nasdaq: ESLT) ("Elbit Systems"), and in the second quarter of 2005 from the sale of most of our shares in Partner Communications Company Ltd. (Nasdaq: PTNR) ("Partner") and the sale of all of our shares in Oren Semiconductor, Inc. ("Oren") (see below under "RECENT DEVELOPMENTS"). Should the improvement in the technology sectors and capital markets continue, we anticipate that it will have a positive effect on our group companies and their ability to raise additional capital.

We also anticipate increasing our investments in new companies in our main areas of operation, and we are currently considering investments in new companies in different stages of their life cycle including early stage and more mature companies. In this regard, new companies in which we invested in 2004 and in 2005 to date include a $6.7 million investment in Jordan Valley Semiconductors Ltd. ("Jordan Valley"), operating in the field of semiconductors, a $3.0 million investment in Starling Advanced Communications Ltd. ("Starling"), operating in the field of broadband communication, a $16 million investment in Teledata Networks Ltd. ("Teledata"), a telecommunications company, and two investments in medical device companies, namely, a $7.3 million investment in Impliant, Inc. ("Impliant"), and a $1.7 million investment in NuLens Ltd. ("NuLens") (see below under "RECENT DEVELOPMENTS").

RECENT DEVELOPMENTS

Sale of a majority of our holdings in Partner. On April 20, 2005, we completed the sale of 12,765,190 shares of Partner held by us, to Partner, for approximately $94.0 million, as part of the sale together with the other Israeli founding shareholders of Partner, of an aggregate of 33,317,933 Partner shares to Partner for aggregate consideration of approximately $245 million. As a result, we recorded in the second quarter of 2005 a gain, net of tax, of approximately $36.0 million. Following the sale, we continue to hold 3,091,361 shares of Partner, representing approximately 2% of Partner's outstanding shares, almost all of which are subject to transfer restrictions under Partner's Israeli communications license but are no longer pledged to secure debt of Partner.

Investment in NuLens. On April 21, 2005, we invested approximately $1.7 million investment in NuLens, an Israeli medical device company operating in the field of intra-ocular lenses, mainly for cataract and presbyopia procedures. The investment is the first of two installments, of which the second of approximately $1.2 million is scheduled after NuLens achieves a certain milestone. The total investment of $2.9 million is part of an aggregate investment of approximately $3.4 million, following which Elron will hold 25% of NuLens on a fully diluted basis, if and when the milestone is achieved.

Investment in Teledata. On May 8, 2005, we completed a new investment of $16 million in Teledata. The investment was part of an aggregate round of financing of $19 million in which FBR Infinity II Ventures ("Infinity"), a related venture capital fund, invested $3 million. Following the investment, we hold approximately 21% of Teledata and Infinity holds approximately 4% of Teledata, each on a fully diluted basis. We and Infinity entered into a voting agreement with respect to our holdings in Teledata. Teledata provides innovative access products and solutions for both traditional and next generation networks to telecom operators and service providers.

NetVision Initial Public Offering. On May 19, 2005, NetVision Ltd. ("NetVision") completed its initial public offering on the Tel Aviv Stock Exchange, or TASE, in Israel of shares and convertible securities in consideration for aggregate immediate net proceeds of approximately NIS135 million (approximately $31 million). In addition, future proceeds from the exercise of options sold in the offering may amount up to approximately NIS28.8 million (approximately $6.6 million). Discount Investment Corporation Ltd. ("DIC"), which currently holds approximately 48% of our shares, is the other major shareholder of NetVision. We and DIC each converted approximately $3.1 million of loans into equity of NetVision immediately prior to the offering and $2.2 million in loans was repaid to each of us from the proceeds of the offering. As a result of the initial public offering, our holding in NetVision decreased from 45.7% to approximately 39% (27.4% on a fully diluted basis taking into account the possible exercise of the convertible securities) resulting in a gain for Elron in the second quarter of 2005 of approximately $3.0 million.

Sale of holdings in Oren. On June 10, 2005, Zoran Corporation, or Zoran (Nasdaq:
ZRAN), completed the acquisition of Oren in which we held a 41% interest. From the proceeds of the acquisition, we received cash of approximately $12.5 million (of which approximately $2.0 million is held in escrow under the terms of the agreement) and 613,410 Zoran shares with a market value of approximately $7.7 million based on Zoran's share price on the completion date of the acquisition. As a result of the transaction, we recorded a gain in the second quarter of 2005, net of tax, of approximately $17.2 million. As of June 30, 2005, the common shares held by us constituted approximately 1% of the outstanding share capital of Zoran and were accounted for as available for sale securities in accordance with SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities". During July 2005 we sold all our shares of Zoran for $8.8 million, resulting in a gain, net of tax, to be recorded in the third quarter of 2005 of $0.7 million.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

Concurrently with the announcement of the sale of our shares in Elbit Systems in 2004, we announced that, as a result of the transaction, we may be characterized as a "passive foreign investment company" (PFIC) for U.S. federal income tax purposes for 2004. This would result in adverse tax consequences for our U.S. shareholders, but not for Elron. At the time we filed our Form 6-K with the Securities and Exchange Commission regarding this matter, however, we believed, and our tax advisors concurred, that for 2004 we could potentially rely on the "change of business" exception to PFIC status provided under Section 1298(b)(3) of the U.S. Internal Revenue Code of 1986, as amended. Pursuant to this exception, in order to avoid PFIC status in 2004, we cannot be a PFIC in 2005 and 2006 (which cannot be determined at this time) or in any year prior to 2004 (which we believe was not the case). The tests for determining PFIC status are impacted, among others, by changes in our holdings and in the value of our group companies which are difficult to predict. Moreover, the sale of our shares in Partner in 2005, as described above, generated significant passive income. As a result, we believe that it is reasonably possible that we will be treated as a PFIC in 2005 and, as a result, in 2004 as well. The ultimate determination of our PFIC status for 2005 will depend on the composition of our gross income and assets for the entire year, the values of those assets, which are difficult to predict at this time and the appropriate value of our ownership interest in our group companies. Therefore, it is unclear whether the "change of business" exception would ultimately be satisfied for 2004.

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Our significant accounting policies are more fully described in Note 2 of the Notes to our 2004 Annual Consolidated Financial Statements. The accounting policies which are particularly important to the assessment of our financial position and results of operations are described under item 5 to our 2004 20-F under "Critical Accounting Policies".

As more fully described in our management report for the year ended December 31, 2004, during 2004 the Emerging Issues Task Force of the Financial Accounting Standards Board ("EITF") reached a consensus on Issue No. 02-14, "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock" ("EITF 02-14"), according to which the equity method of accounting should be applied to investments in common stock and in in-substance common stock if the investor has the ability to exercise significant influence over the operating and financial policies of the investee. EITF 02-14 defines in-substance common stock as an investment with similar risk and reward characteristics to common stock. The provisions of EITF 02-14 were effective beginning in the fourth quarter of 2004. In certain holdings we invested, among others, in preferred shares which include rights, among others, such as cumulative dividends, participating rights, dividend preferences and liquidation preferences. Upon adoption of EITF 02-14, we evaluated the impact of its provisions and found that there were no investments that were previously accounted for by the equity method which were not considered to be in-substance common stock, nor were there investments that were in-substance common stock that were not accounted for under the equity method of accounting prior to the effective date of EITF 02-14 and which should be accounted as such in accordance with EITF 02-14. However, new companies in which we invested since the fourth quarter of 2004, namely Jordan Valley, Impliant and Teledata, are accounted for at cost notwithstanding our significant influence in such companies, as the investment in these companies is not considered to be in-substance common stock. Any assessment of whether we hold in-substance common stock in a group company is judgmental in nature and involves the use of significant estimates and assumptions such as assessing the fair value of the subordinated equity of the group company.

BASIS OF PRESENTATION

Consolidation. Our consolidated financial statements include the accounts of Elron and all of our direct or indirect (through Elbit and DEP) controlled subsidiaries. The following are our main subsidiaries:


                                        Three and Six months ended June 30,
       ------------------------------------------------------------------------------------------------------
                             2005                                                 2004
       --------------------------------------------------    ------------------------------------------------
       Elron TeleSoft      SELA(2)          3DV              Elron TeleSoft    MediaGate        ESW(1)
       RDC                 MediaGate        Starling         RDC               3DV
       Galil Medical                                         Galil Medical     Starling


             (1) Elron SW, Inc. ("ESW"), formerly Elron Software. ESW was liquidated as of December 31, 2004.

             (2) Semiconductor Engineering Laboratories Ltd.("SELA") has been consolidated since the end of the second quarter of 2004.

Equity Method. Our main group companies held by us or through Elbit, DEP, Galil Medical and/or RDC accounted for under the equity method of accounting include:

                                          Three and Six months ended June 30,
    -----------------------------------------------------------------------------------------------------------------
                             2005                                                      2004
    -------------------------------------------------------    ------------------------------------------------------
    Given Imaging              ChipX          Oncura           Elbit Systems(1)       ChipX            Oncura
    Oren Semiconductor(2)      Wavion         Pulsicom         Given Imaging          Wavion           Pulsicom
    NetVision                  Notal Vision   NuLens           Oren Semiconductor     Notal Vision     CellAct
                               AMT            CellAct          NetVision              AMT              SELA(3)

(1) Sold on July 28, 2004.

(2) Sold on June 10, 2005.

(3) SELA has been consolidated since the end of the second quarter of 2004.

RESULTS OF OPERATIONS

Three and six months ended June 30, 2005 compared to three and six months Ended June 30, 2004.

The following tables set forth our results of operations in the reported period:


                               Three months ended June 30,                Six months ended June 30,
                              -----------------------------             -----------------------------
                                2005                 2004                 2005                 2004
                               ------               ------               ------               ------
                                               (millions of $, except per share data)
Net income                      47.2                  5.5                 42.1                  9.2
Net income per share            1.60                 0.19                 1.43                 0.32

The net income we reported in the second quarter of 2005 was mainly due to the following gains from changes in holding and dispositions of group companies:

(i) a gain, net of tax, of approximately $36.0 million resulting from the sale of Partner's shares in consideration for $94.0 million;

(ii) a gain, net of tax, of approximately $17.2 million resulting from the sale of Oren's shares in consideration for $20.3 million in cash and Zoran shares; and

(iii) a gain of approximately $3.0 million from the decrease in our interest in NetVision following its initial public offering.

No gains from changes in holding and dispositions of group companies were recorded in the first quarter of 2005. The above gains were offset by losses, net, which we recorded with respect to our group companies in the amount of $7.4 million and $12.2 million in the three and six month periods ended June 30, 2005, respectively.

The net income we reported in the six months ended June 30, 2004 included the following gains from changes in holding and dispositions of group companies:

(i) a gain, net of tax and minority interest, of approximately $6.7 million resulting from of the sale of Given Imaging's shares by RDC and the decrease in our direct and indirect interest in Given Imaging following the completion of Given Imaging's secondary public offering in the second quarter of 2004;

(ii) a gain of approximately $5.3 million resulting from the sale in the first quarter of 2004 of our shares in KIT eLearning; and

(iii) a gain, net of tax, of approximately $3.3 million resulting from the sale of Zix Corporation shares in consideration for $7.0 million.

The above gains were offset by losses, net, which we recorded with respect to our group companies in the amount of $2.4 million and $4.1 million in the three and six month periods ended June 30, 2004, respectively.

Reportable Segments

Our reportable segments are: i) The Systems and Projects Segment - Elron TeleSoft; and ii) Other Holdings and The Corporate Operations, which includes our holdings in subsidiaries, affiliates and other companies, engaged in various fields of advanced technology, and corporate operations, which provides strategic and operational support to the group companies. Prior to September 2, 2003, we operated through ESW in a third business segment - Internet Products - which has been reclassified as discontinued operations. ESW was voluntarily dissolved as of December 31, 2004, following the sale of all of its assets in 2003 to Zix Corporation.

At June 30, 2005, our main group companies were classified into the following segments:

                                 Systems and projects        Other holdings and corporate operations
                                 -------------------------------------------------------------------
Consolidated                     Elron TeleSoft            RDC; Galil Medical; 3DV; Starling; SELA.

Equity basis                                               Given Imaging; Oncura; NetVision;
                                                           ChipX; Notal Vision; Wavion; AMT;
                                                           Pulsicom; NuLens, CellAct.

Cost                                                       Jordan Valley; Impliant; Teledata.

Available-for-sale Securities                              Partner, Elbit Vision Systems, Zoran.

The following tables reflect our consolidated data by reported segments:


                                                                        Other holdings        Discontinued
                                                        Elron            and corporate         operations
                                                      Telesoft            operations             of ESW          Consolidated
                                                  ---------------------------------------------------------------------------
                                                                              (millions of $)
                                                  ---------------------------------------------------------------------------
                                                                     Three months ended June 30, 2005
 Income*                                                  1.0                  77.7                 -               78.7
 Costs and Expenses                                       2.6                   3.3                 -                5.9
 Income (loss) from continuing operations                (1.6)                 48.8                 -               47.2
 Net income (loss)                                       (1.6)                 48.8                 -               47.2

                                                                     Three months ended June 30, 2004
 Income*                                                  1.8                  23.6                 -               25.4
 Costs and Expenses                                       2.4                   4.5                 -                6.9
 Income (loss) from continuing operations                (0.6)                  6.1                 -                5.5
 Net income (loss)                                       (0.6)                  6.1                 -                5.5

                                                                      Six months ended June 30, 2005
 Income*                                                  2.3                  77.3                 -               79.6
 Costs and Expenses                                       4.3                   8.0                 -               12.3
 Income (loss) from continuing operations                (2.0)                 44.1                 -               42.1
 Net income (loss)                                       (2.0)                 44.1                 -               42.1

                                                                      Six months ended June 30, 2004
 Income*                                                  3.4                  33.6                 -               37.0
 Costs and Expenses                                       4.5                  10.9                 -               15.4
 Income (loss) from continuing operations                (1.1)                 10.7                 -                9.6
 Loss from discontinued operations                          -                     -              (0.4)              (0.4)
 Net income( loss)                                       (1.1)                 10.7              (0.4)               9.2

* Income in the other holdings and corporate operations includes net losses from equity investments.

Systems and Projects - Elron TeleSoft

 Elron TeleSoft is focused on telecom network management products and services. The following table sets forth the operating results of Elron
 TeleSoft:


                                               Three months ended June 30,                Six months ended June 30,
                                              ----------------------------               ---------------------------
                                               2005                 2004                  2005                 2004
                                              ------               -------               ------               ------
                                                                      (millions of $)

 Net revenues                                   1.0                  1.8                  2.3                  3.4
 Cost of revenues                               0.5                  1.3                  1.3                  2.2
                                              -----                -----                -----                -----
 Gross profit                                   0.5                  0.5                  1.0                  1.2
 Operating expenses*                            0.9                  0.7                  1.9                  1.4
 Amortization of other assets                     -                  0.2                    -                  0.4
 Impairment of goodwill                        (1.3)                   -                 (1.3)                   -
                                              -----                -----                -----                -----
 Operating loss                                (1.7)                (0.4)                (2.2)                (0.6)
 Finance income (expenses), net                 0.1                 (0.2)                 0.2                 (0.5)
                                              -----                -----                -----                -----
Net loss                                       (1.6)                (0.6)                (2.0)                (1.1)
                                              -----                -----                -----                -----

* Excluding amortization of other assets and impairment of goodwill, which are presented separately.

      Revenues. Elron TeleSoft's net revenues decreased by $0.8 million and $1.1 million, or 44% and 32%, to $1.0 million and $2.3 million in the three and six month periods ended June 30, 2005, compared to $1.8 million and $3.4 million for the same periods of 2004. The decrease resulted mainly from the decrease in projects revenues and in revenues derived from sale of third parties' products, as a result of Elron TeleSoft's efforts to focus on revenue assurance products.

      Cost of revenues. Cost of revenues of Elron TeleSoft in the three and six month periods ended June 30, 2005 were $0.5 million and $1.3 million, representing a gross margin of approximately 50% and 44%, compared to $1.3 million and $2.2 million in the three and six month periods ended June 30, 2004, representing a gross margin of 28% and 35%. The increase in gross margin was due to changes in the revenue mix as license revenues with high gross margin increased relative to revenues derived from projects and sale of third party products, which have lower gross margin.

      Operating expenses (excluding amortization of other assets and impairment of goodwill which are presented separately) increased to $0.9 million and $1.9 million in the three and six month periods ended June 30, 2005, compared to $0.7 million and $1.4 million in the comparable periods in 2004, resulting from the increase in development expenses of the company's new revenue assurance line of products and an increase in sales and marketing expenses associated with launching these products in the international market.

      Impairment of goodwill. In light of Elron TeleSoft's results of operations, Elron Telesoft tested its goodwill for impairment, resulting in an impairment loss of $1.3 million in the second quarter of 2005.

      Operating loss. As a result of all the above, Elron TeleSoft's operating loss amounted to $1.7 million and $2.2 million in the three and six month periods ended June 30, 2005, compared to $0.4 million and $0.6 million for the same periods of 2004.

      Finance income (expense), net. Finance income in the three and six month periods ended June 30, 2005 amounted to $0.1 million and $0.2 million compared to finance expenses of $0.2 million and $0.5 million in the same periods in 2004, primarily as a result of the repayment of the majority of Elron Telesoft's bank loans (financed by an investment by us) and translation gains resulting from the devaluation of the New Israeli Shekel
      (NIS) against the US Dollar.

The ability of Elron TeleSoft to increase its revenues and improve its operating results in the near future is dependent upon general economic conditions and, in particular, on an increase in telecom capital expenditure, as well as its ability to penetrate the international market and whether its efforts to bring enhanced and new products to market are successful.

Other Holdings and the Corporate Operations segment

The other holdings and corporate operations segment includes our holdings in subsidiaries, affiliates and other companies engaged in various fields of advanced technology, and corporate operations which provide strategic and operational support to our group companies. The following table sets forth this segment's operating results:


                                                      Three months ended June 30,             Six months ended June 30,
                                                     -----------------------------           ---------------------------
                                                       2005                 2004               2005               2004
                                                     --------             --------           --------           --------
                                                            (millions of $)                         (millions of $)
Net revenues                                            3.3                  1.8                6.2                 3.6
 Net loss from equity investments                      (4.2)                (1.7)              (7.8)               (2.1)
 Gains from disposal of business and
    affiliated companies and changes in
    holdings in affiliated companies                   22.4                 21.8               22.4                27.9
 Other income, net                                     56.3                  1.7               56.5                 4.2
                                                       ----                  ---               ----                 ---
 Total income                                          77.7                 23.6               77.3                33.6
                                                       ----                 ----               ----                ----
Cost of revenues                                        1.9                  1.2                3.6                 2.3
Operating expenses*                                     4.5                  3.4                8.3                 9.0
Amortization of other assets                            0.1                    -                0.1                   -
Finance income, net                                    (3.2)                (0.1)              (4.1)               (0.4)
                                                       ----                 ----               ----                ----
Total costs and expenses                                3.3                  4.5                8.0                10.9
                                                       ----                 ----               ----                ----
Gain from continuing operations
     before income taxes                               74.4                 19.1               69.4                22.7
Income taxes                                          (26.0)                (7.5)             (25.9)               (8.1)
Minority interest                                       0.5                 (5.5)               0.6                (3.9)
                                                       ----                 ----               ----                ----
Net income                                             48.8                  6.1               44.1                10.7
                                                       ----                 ----               ----                ----

*  Excluding amortization of intangible assets which are presented separately.

Income

Net revenues. Net revenues in the three and six month periods ended June 30, 2005 and 2004 of the Other Holdings and Corporate Operations segment consisted of sales of products and services by our subsidiaries, mainly Galil Medical and SELA. The following table sets forth the segment revenues:


                                              Three months ended June 30,               Six months ended June 30,
                                             -----------------------------             ----------------------------
                                               2005                 2004                2005                 2004
                                             -------              --------             -------              -------
                                                                  (millions of $)
      Galil Medical                             2.2                 1.7                  4.1                  3.4
      SELA(1)                                   1.1                   -                  2.0                    -
      Other                                       -                 0.1                  0.1                  0.2
                                                ---                 ---                  ---                  ---
                                                3.3                 1.8                  6.2                  3.6
                                                ---                 ---                  ---                  ---

(1) SELA's results have been consolidated since July 1, 2004

In the three and six month periods ended June 30, 2005, Galil Medical recorded revenues of $2.2 million and $4.1 million, compared to $1.7 million and $3.4 million in the same periods of 2004. Galil Medical's revenues derived mainly from the supply of cryo products and R&D services to Oncura, in which it has a 25% ownership interest.

SELA recorded revenues of $1.1 million and $2.0 million in the three and six month periods ended June 30, 2005 compared to $0.9 million and $1.8 milllion in the same periods of 2004.

Share in net losses of affiliated companies. Our share in net losses of affiliated companies resulted from our holdings in certain investments that are accounted for under the equity method (see above under "Basis of Presentation"). Our share in net losses of affiliated companies amounted to $4.2 million and $7.8 million in the three and six month periods ended June 30, 2005, compared to $1.7 million and $2.1 million in the same periods in 2004. The increase in our share in net losses of our affiliated companies is primarily due to the sale of our holding in Elbit Systems during the third quarter of 2004, which positively contributed $2.2 million and $4.7 million to our net income in the three and six month periods ended June 30, 2004. In addition, amortization of intangible assets relating to our holdings in our group companies, which is included in our share in net losses of affiliated companies, has increased in the three and six month periods ended June 30, 2005 to $3.4 million and $1.7 million, from $0.8 million and $1.2 million in the comparable periods in 2004, mainly due to the purchase of additional shares of Given Imaging during the second half of 2004. Our share in net losses of affiliated companies in the three and six month periods ended June 30, 2005 also includes a loss of $1.1 million and $1.8 million, representing our share in Oren's net loss, which will not recur in future periods due to our sale of all of our shares in Oren, as described above under "RECENT DEVELOPMENTS".

    Highlights of the Results of Operations of Our Major Affiliates:

    Given Imaging (Nasdaq: GIVN) (a 20% holding directly and indirectly through
    RDC). Given Imaging Ltd. ("Given Imaging"), a medical device company that develops, manufactures and markets innovative diagnostic system for visualizing the gastrointestinal tract, using a a disposable miniature imagin capsules, recorded revenues of $20.5 million and $42.5 million in the three and six month periods ended June 30, 2005, an increase of 33% and 51% over the revenues recorded in the same periods of 2004 of $15.5 million and $28.2 million. Given Imaging's net loss in the second quarter of 2005 was $0.4 million (which included a special provision, net of tax benefits, of $1.2 million for certain taxes related to its U.S. subsidiary), compared to a net income of $0.9 million in the second quarter of 2004. Given Imaging's net income for the first six months of 2005 (including such special provision of $1.2 million) was $0.9 million similar to the net income in the same period of 2004.

    Oncura (a 25% holding by Galil). Oncura, which markets and sells therapeutic device systems and related consumables used primarily in the performance of minimally-invasive, urologic cancer treatment, recorded revenues in the six month period ended June 30, 2005 of approximately $38.4 million, compared to $33.5 million in the same period of 2004 and its net loss amounted to $2.2 million, compared to $0.2 million in the same period of 2004. The increase in the net loss resulted primarily due to the increase in operating expenses, mainly selling and marketing expenses.

    Notal Vision (a 26% holding). Notal Vision, a medical device company operating in the field of early detection of Age Related Macular Deterioration (AMD), recorded revenues in the six month periods ended June 30, 2005 of approximately $0.1 million compared to approximately $0.3 million in the same period of 2004 and its net loss increased to $1.4 million, compared to $0.9 million in the same period in 2004, mainly as a result of an increase in research and development expenses. In May 2005, Notal appointed TLC Vision Corporation ("TLC"), as it exclusive distributor for the sale and distribution of its home device in North America. TLC also signed an investment agreement with Notal, pursuant to which TLC committed to invest $4.25 million in Notal (of which $1 million has already been invested) subject to achievement of milestones, primarily for the purpose of funding the development of the home device.

    NetVision (a 39% holding) (TASE: NTSN). NetVision provides Internet services and solutions in Israel and, commencing in the fourth quarter of 2004, international telephony services through Voice over IP technology (VoIP). NetVision's revenues increased in the three and six month periods ended June 30, 2005 by 9% and 10% to 18.3 million and $36.2 million (of which $0.7 million and $1.3 million derived from international telephony services) from $16.8 million and $33.0 million in the same periods in 2004 and its customer base at June 30, 2005 reached approximately 406,000 (of which approximately 247,000 were broadband) compared to 390,000 at the end of 2004 (of which approximately 225,000 were broadband). Operating income of NetVision's core business of providing Internet connectivity for the three and six month periods ended June 30, 2005 increased in both periods by 24% to $3.1 million and $5.7 million, compared to $2.5 million and $4.7 million in the same periods in 2004. Due to costs related to the launch of its international telephony services, NetVision's consolidated operating income amounted to $2.6 million and $3.7 million, compared to $2.6 million and $4.7 million in the same periods in 2004 and its consolidated net income decreased to $1.2 million and $1.3 million compared to $1.8 million and $2.3 million in the same periods in 2004. NetVision's operating currency is the New Israeli Shekel (NIS) and accordingly, all figures above are translations for convenience purposes of NetVision's NIS figures into US dollars at the representative rate of exchange prevailing at June 30, 2005 according to which $1.00 equaled NIS 4.574.

    NetVision's future period results will continue to be affected mainly by the highly competitive Internet broadband market environment in Israel, and whether Internet prices will continue to decrease or will stabilize, as well as from costs incurred in connection with penetrating the highly competitive international telephony services market in Israel.

    On May 19, 2005, NetVision completed its initial public offering on the TASE of shares and convertible securities in consideration for aggregate immediate net proceeds of approximately $31 million (see above under "RECENT DEVELOPMENT").

    Wavion (a 38% holding). Wavion is a developer of broadband wireless access systems for wireless LANs. Wavion's net loss amounted to $1.5 million and $3.1 million in the three and six month periods ended June 30, 2005, as compared to $1.4 million and $3.1 million in the comparable periods in 2004, consisting mainly of research and development expenses.

    ChipX (a 27% holding). ChipX is a manufacturer of late stage programmable application-specific integrated circuits, or structured ASICs. ChipX's revenues in the three and six month periods ended June 30, 2005 increased to $4.0 million and $9.0 million, compared to $3.9 million and $7.8 million in the same period in 2004, and its net loss decreased to $1.3 million and $1.8 million, compared to $1.5 million and $3.0 million in the same periods in 2004. In March 2004, ChipX raised $12.0 million in a private placement, the proceeds of which are used to finance its sales, marketing and development investments in its structured ASIC technology.

    AMT (a 41% holding). The AMT group develops technologies and products based on amorphous metals. AMT's consolidated revenues in the three and six month periods ended June 30, 2005, amounted to $1.1 million and $1.8 million, compared to $0.6 million and $1.0 million in the same period of 2004 and its consolidated net loss amounted to $0.6 million and $1.4 million, compared to $0.7 million and $1.1 million in the same periods in 2004. AMT's main subsidiary, AHT, which uses amorphous metals for heating products, recorded revenues of $0.7 million and $1.2 million in the three and six month periods ended June 30, 2005, compared to $0.3 million and $0.5 million in the same period in 2004, and a net loss of $0.3 million and $0.7 million, compared to $0.4 million and $0.7 million in the same periods in 2004. In June 2004 AMT completed a private placement of $6.0 million, in which an international strategic partner invested $3.0 million and we invested an additional $3.0 million.

We expect that most of our group companies will continue to recognize losses in future periods, as they invest significant resources in research and development and sales and marketing activities and have not yet generated significant revenues. Therefore, we anticipate that our share in the results of our group companies will continue to negatively affect our results of operations to the extent they are reported under the equity or consolidation method of accounting. In addition, following the sale of our holding in Elbit Systems in 2004 which positively contributed to our net income in previous periods, and in light of expected investments in new companies, to the extent they will be accounted for under the equity method of accounting, our share in the net losses of our group companies may increase.

    Results of operations of significant group companies which are accounted for other than under the equity method of accounting and whose results do not affect our results of operations.

    Partner (Nasdaq: PTNR) (a 2% holding). Partner is a Global System for Mobile Communications, or GSM, mobile telephone network operator in Israel. Our investment in Partner is accounted for as available-for-sale securities. Following the sale of the majority of our shares in Partner during the second quarter of 2005 (see above under "RECENT DEVELOPMENTS"), the market value of our investment in Partner as of June 30, 2005 amounted to $22.1 million. The majority of the remaining Partner shares held by us, amounting to approximately 3.1 million shares, are subject to certain transfer restrictions under Partner's Israeli communications license but are no longer pledged to Partner's lending banks.

    In the three and six month periods ended June 30, 2005, Partner recorded revenues of $273.5 million and $549.0 million compared to $274.3 million and $540.7 million in the same periods in 2004 and its net income amounted to $25.3 million and $52.5 million, compared to $29.2 million and $49.2 million in the comparable periods in 2004. Partner's subscriber base as of June 30, 2005 was 2,409,000 compared to 2,340,000 at the end of 2004. Partner's operating currency is the NIS and accordingly, all figures above are translations for convenience purposes of Partner's NIS figures into US dollars at the representative rate of exchange prevailing at June 30, 2005 according to which $1.00 equaled NIS 4.574.

    Teledata (a 28% holding). Teledata provides innovative access products and solutions for both traditional and next generation networks to telecom operators and service providers. Teledata's revenues in the six month period ended June 30, 2005 amounted to $26.7 million. In May 2005, Teledata completed a private placement of $19 million, the proceeds of which will be used to finance the expansion of its product offering.

    Jordan Valley (a 28% holding). Jordan Valley is engaged in developing solutions for advanced in-line thin film metrology for the semiconductor industry. Jordan Valley's revenues in the three and six month periods ended June 30, 2005 increased to $5.5 million and $6.4 million from $0.5 million and $1.1 million in the same periods in 2004, primarily due to the launch of new products, and it reported net income of $1.4 million and $0.6 million, compared to a net loss of $1.0 million and $1.8 million in the same periods in 2004. In October 2004, Jordan Valley completed a private placement of approximately $9 million, the proceeds of which are being used to finance its sales, marketing and development activities.

    Impliant (a 28% holding). Impliant is engaged in the development of an innovative posterior motion preservation system for spine surgery. Impliant's net loss in the three and six month periods ended June 30, 2005 amounted to $1.7 million and $3.2 million, compared to $0.7 million and $1.2 million in the same periods in 2004, mainly as a result of increase in research and development expenses, following the completion of its private placement of approximately $18 million in December 2004.

Gains from Disposal of Business and Affiliated Companies and Changes in Holdings in Affiliated Companies. Our gains from disposal of businesses and affiliated companies and changes in our holdings in affiliated companies amounted in both periods of the three and six month periods ended June 30, 2005 to $22.4 million, compared to $21.8 million and $27.9 million in the same periods in 2004. The gain in the three and six month periods ended June 30, 2005 resulted primarily from the following: (i) a gain of approximately $19.7 million (which after income taxes amounted to $17.2 million) resulting from the sale of Oren's shares in consideration for $20.3 million; and (ii) a gain of approximately $3.0 million from the decrease in our interest in NetVision following its initial public offering.

The gain recorded in the second quarter of 2004 resulted primarily from the following: (i) a $15.2 million gain (which after minority interest and income taxes amounted to $6.7 million) resulting from the sale of 300,000 shares of Given Imaging by RDC and the decrease in our direct and indirect interest in Given Imaging following Given Imaging's secondary public offering; and (ii) a gain of $5.8 million (which after minority interest and income taxes amounted to $1.4 million) resulting from the purchase by RDC of treasury shares amounting to approximately 3% of its outstanding shares from one of its shareholders (a former senior executive of RDC) in consideration for distribution of 200,000 shares of Given Imaging. The gain in the six month period ended June 30, 2004 also included a $5.3 million gain from the sale of our share of KIT eLearning, for a cash payment of $9.4 million (from which we received $5.7 million) and a future payment of up to an additional $10.0 million based on future earnings of KIT in 2006 and 2007 (from which our share will be up to $5.7 million).

Other Income, net. Other income, net, of the other holdings and corporate operations segment amounted to $56.3 million and $56.5 million in the three and six months period ended June 30, 2005 compared to $1.7 million and $4.2 million in same period in 2004. The gain in both of the three and six month periods ended June 30, 2005 was primarily due to a $56.4 million gain (which after income taxes amounted to $36.0 million) from the sale of 12,765,190 shares of Partner for approximately $94.0 million. The gain in the second quarter of 2004 resulted mainly from a $1.9 million gain, before tax, from the sale of 271,812 shares of Zix which were received in consideration for ESW's assets and business sold to Zix in 2003. The gain in the six month period ended June 30, 2004 also included a $3.1 million gain, before tax, from the sale of 362,416 shares of Zix during the first quarter of 2004 which was partially offset by $0.5 million, representing the funding of 3DV's previous years' losses.

Expenses

Cost of revenues. Cost of revenues consisted primarily of expenses related to salaries and hardware associated with delivering products and services of our subsidiaries, mainly Galil Medical and SELA (whose results have been consolidated since July 1, 2004). Cost of revenues of the Other Holdings and Corporate Operation segment in the three and six month periods ended June 30, 2005 amounted to $1.9 million and $3.6 million, compared to $1.2 million and $2.3 million in the same periods in 2004.

Operating expenses. Operating expenses are comprised of research and development expenses, sales and marketing and general and administrative expenses of our and RDC's corporate operations and of our subsidiaries, mainly Galil Medical, SELA, 3DV and Starling. The following table sets forth the segment operating expenses (excluding amortization of intangible assets which is presented separately and amounted to $0.1 million in the three and six months ended June 30, 2005 and $0 in the same periods of 2004, which also constitute part of operating expenses under US GAAP but for presentation purposes are included as a separate item):


                                              Three months ended June 30,               Six months ended June 30,
                                             ----------------------------              ---------------------------
                                               2005                2004                 2005                 2004
                                             -------              -------              ------               ------
                                                                  (millions of $)
      Corporate                                 2.1                 1.7                  3.9                  3.7
      Galil Medical                             0.7                 0.6                  1.5                  1.4
      SELA(1)                                   0.8                   -                  1.6                    -
      Starling                                  0.6                 0.1                  1.0                  0.5
      3DV                                       0.6                 0.4                  0.9                  0.8
      Other                                    (0.3)                0.6                 (0.6)                 2.6
                                               -----                ---                 -----                 ---
                                                4.5                 3.4                  8.3                  9.0
                                               -----                ---                 -----                 ---


(1) SELA's results have been consolidated since July 1, 2004

Operating expenses of Galil Medical in the three and six month periods ended June 30, 2005 amounted to $0.7 million and $1.5 million, as compared to $0.6 million and $1.4 million in the same periods in 2004 and its operating results amounted to operating income of $0.1 million and operating loss of $0.1 million compared to $0 million and operating loss of $0.2 million in the same periods in 2004, mainly as a result of the increase in revenues. At the end of 2004 Galil commenced the development of its cryotherapy technology for application in the women's health field.

SELA's operating expenses amounted to $0.8 million and $1.6 million in the three and six month periods ended June 30, 2005, compared to $0.6 million and $1.2 million in the same periods in 2004 and its operating loss amounted to $0.2 million and $0.4 million compared to $0.1 million and $0.2 million. The increase in the operating loss resulted from the the increase in operating expenses, mainly research and development and selling and marketing expenses.

Other operating expenses include mainly the operating expenses of RDC which included, in three and six month periods ended June 30, 2005 an income of $0.7 million and $1.3 million relateing to RDC's employee stock option plans and resuling from the decrease in the fair value of call options to purchase shares of affiliated companies, compared to $0.4 million and $2.2 million costs in the same periods of 2004.

Finance income, net. Finance income, net, in the corporate operations and other holdings segment amounted in the three and six month periods ended June 30, 2005 to $3.2 million and $4.1 million, compared to $0.1 million and $0.4 million in the same periods in 2004. The increase is mainly due to higher cash resources as a result of the sale of our holding in Elbit Systems in 2004 for approximately $197 million and from the sale of Partner shares in the second quarter of 2005 for approximately $94.0 million.

Income Taxes. Income taxes, net, in the three and six month periods ended June 30, 2005 were $26.0 million and $25.9 million, which resulted mainly from the sale of Partner shares and the sale of Oren Shares. Income taxes, net, in the three and six month periods ended June 30, 2004 were $7.5 million and $8.2 million, which resulted mainly from the secondary public offering of Given Imaging, the purchase of treasury stock in RDC in consideration for distribution of Given Imaging's shares and the sale of Zix shares.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated cash, debentures and deposits at June 30, 2005, were approximately $253.0 million compared with $188.6 million at December 31, 2004. At June 30, 2005, corporate cash, debentures and deposits were $242.4 million compared with $175.7 million at December 31, 2004. The increase is mainly due to proceeds received from the sale of Partner shares in the second quarter of 2005 of approximately $94.0 million.

The main sources of corporate cash and other liquid instruments in the six month period ended June 30, 2005, were $94.0 million of proceeds from the sale of Partner shares, $10.1 million cash proceeds from the sale of our shares in Oren and $2.2 million repayment of loan by NetVision.

The main uses of corporate cash and other liquid instruments in the six month period ended June 30, 2005, were an income tax payment of approximately $15 million (mainly with respect to the sale of Elbit Systems in 2004) and $22.8 million of investments in new and existing group companies (which mainly include investments of $16.0 million in Teledata, $1.7 million in NuLens and $1.5 million in Starling).

In order to hedge the dollar value received from the sale of our shares in Partner, we purchased call options and sold put options, at a dollar/NIS exchange rate ranging from $4.36 to $4.44. The hedge transaction had no material effect on our cash resources and our results of operations.

Consolidated working capital at June 30, 2005 amounted to $222.7 million compared to $158.8 million at December 31, 2004. The increase is mainly due to proceeds received from the sale of Partner shares in the second quarter of 2005 of approximately $94 million.

Consolidated loans at June 30, 2005, were approximately $9.0 million (of which $2.0 million were attributed to Elron TeleSoft, and which are guaranteed by us), compared to $9.1 million at December 31, 2004. In connection with some of Elron TeleSoft's bank loans, we have also provided to the lending bank a comfort letter pursuant to which we undertook not to reduce our holding beyond a certain percentage. MediaGate's bank loan in the amount of approximately $2.7 million has been secured by a first ranking pledge over the future proceeds to be received as royalties as a consideration for the sale of its technology to Telrad. The loan is not guaranteed by us.

The remaining Partner shares held by us as of June 30, 2005, amounting to approximately 3.1 million shares, are subject to certain transfer restrictions under Partner's Israeli communications license but are no longer pledged to Partner's lending banks.

Our investment policy for managing our funds is in general to invest in bank deposits and U.S. government securities with high liquidity.

We believe that our existing capital will be sufficient to fund our and our subsidiaries' operations and our investment plan in existing and new companies for at least the next twelve months.

Shareholders' equity at June 30, 2005, was approximately $381.6 million, representing approximately 81% of the total assets compared with $389.1 million representing approximately 78% of total assets at December 31, 2004. The decrease in the shareholders' equity despite the significant gain we recorded in the first half of 2005 resulted mainly from the decrease in other comprehensive income as a result of the sale of Partner.


                                    # # # # #

       ELRON ELECTRONIC INDUSTRIES LTD.
       AND ITS SUBSIDIARIES








                         CONDENSED INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

                               As of June 30, 2005
                                   (Unaudited)

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES


                         CONDENSED INTERIM CONSOLIDATED


                              FINANCIAL STATEMENTS


                               AS OF JUNE 30, 2005


                                    UNAUDITED


                                      INDEX


                                                                                                  Page
                                                                                            ----------------

 Consolidated Balance Sheets                                                                      1-2

 Consolidated Statements of Operations                                                             3

 Statements of Shareholders' Equity                                                               4-5

 Consolidated Statements of Cash Flows                                                            6-7

 Notes to the Consolidated Financial Statements                                                   8-15

 Annex to the Consolidated Financial Statements                                                    16



                      - - - - - - - - - - - - - - - - - - -

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
-----------------------------------------------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data



                                                                                    June 30,          December 31,
                                                                                      2005                2004
                                                                                ----------------   -------------------
                                                                                   Unaudited             Audited
                                                                                ----------------   -------------------

     ASSETS
 CURRENT ASSETS
   Cash and cash equivalents                                                     $      119,091     $        42,611
   Short-term investments                                                               142,056             146,009
   Trade receivables, net*                                                                6,390               6,112
   Other receivables and prepaid expenses*                                                3,478               1,946
   Inventories and contracts-in-progress                                                  2,384               1,984
                                                                                ----------------   -------------------

 Total current assets                                                                   273,399             198,662
                                                                                ----------------   -------------------

 INVESTMENTS AND LONG-TERM RECEIVABLES
   Investments in affiliated companies                                                  112,541             117,124
   Investments in other companies and long-term receivables*                             58,327             155,929
   Deferred taxes                                                                         3,957               5,493
   Severance pay deposits                                                                 2,401               2,637
                                                                                ----------------   -------------------

 Total investments and long-term receivables                                            177,226             281,183
                                                                                ----------------   -------------------

 PROPERTY AND EQUIPMENT, NET                                                              7,925               8,064
                                                                                ----------------   -------------------

 INTANGIBLE ASSETS
   Goodwill                                                                               8,939              10,268
   Other intangible assets                                                                2,953               2,979
                                                                                ----------------   -------------------

 Total intangible assets                                                                 11,892              13,247
                                                                                ----------------   -------------------

 Total assets                                                                    $      470,442     $       501,156
                                                                                ================   ===================



* Includes receivables from related parties in the aggregate amount of $4,307 and $3,360 as of June 30, 2005 and December 31, 2004, respectively.

















The accompanying notes are an integral part of the consolidated financial statements.

                ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES


CONSOLIDATED BALANCE SHEETS
---------------------------------------------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


                                                                                    June 30,          December 31,
                                                                                      2005                2004
                                                                                ----------------   -------------------
                                                                                   Unaudited             Audited
                                                                                ----------------   -------------------

     LIABILITIES AND SHAREHOLDERS' EQUITY
 CURRENT LIABILITIES
   Short-term loans from banks and others                                        $        2,003     $         2,079
   Current maturities of long-term loans from banks and others                            2,809               2,974
   Trade payables                                                                         2,431               3,459
   Other payables and accrued expenses                                                   43,445              31,333
                                                                                ----------------   -------------------

 Total current liabilities                                                               50,688              39,845
                                                                                ----------------   -------------------

 LONG-TERM LIABILITIES
   Long-term loans from banks and others                                                  4,200               4,072
   Accrued severance pay and retirement obligations                                       3,567               3,809
   Deferred taxes                                                                         7,585              41,233
   Other                                                                                      -                  22
                                                                                ----------------   -------------------

 Total long-term liabilities                                                             15,352              49,136
                                                                                ----------------   -------------------

 MINORITY INTEREST                                                                       22,833              23,095
                                                                                ----------------   -------------------

 SHAREHOLDERS' EQUITY:
   Ordinary shares of NIS 0.003 par value; Authorized - 35,000,000 shares as of
     June 30, 2005 and December 31, 2004; Issued and outstanding - 29,416,924 shares as of June 30, 2005 and 29,414,424 shares as of
     December 31, 2004                                                                    9,572               9,572
   Additional paid-in capital                                                           270,187             270,005
   Accumulated other comprehensive income                                                 7,937              57,717
   Retained earnings                                                                     93,873              51,786
                                                                                ----------------   -------------------

 Total shareholders' equity                                                             381,569             389,080
                                                                                ----------------   -------------------

 Total liabilities and shareholders' equity                                      $      470,442     $       501,156
                                                                                ================   ===================


















The accompanying notes are an integral part of the consolidated financial statements.

               ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES


CONSOLIDATED STATEMENTS OF OPERATIONS
------------------------------------------------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


                                                    Six months ended            Three months ended
                                                        June 30,                     June 30,              Year ended
                                               ---------------------------  ---------------------------   December 31,
                                                  2005           2004           2005          2004            2004
                                               ------------   ------------  -------------  ------------   --------------
                                                                      Unaudited                              Audited
                                               --------------------------------------------------------   --------------
 INCOME
   Net revenues*                               $     8,518    $     7,001   $     4,260    $     3,576     $     16,330
   Equity in losses of affiliated
     companies                                      (7,827)        (2,098)       (4,244)        (1,709)         (10,492)
   Gain from disposal of businesses and
     affiliated companies and changes in
     holdings in affiliated companies, net          22,389         27,901        22,399         21,821          132,396
   Other income, net                                56,548          4,187        56,262          1,750            4,784
                                               ------------   ------------  -------------  ------------   --------------

                                                    79,628         36,991        78,677         25,438          143,018
                                               ------------   ------------  -------------  ------------   --------------
 COSTS AND EXPENSES
   Cost of revenues                                  4,917          4,489         2,427          2,434            9,650
   Research and development costs, net               3,229          1,570         1,675            556            3,637
   Marketing and selling expenses, net               2,333          1,190         1,233            624            3,202
   General and administrative expenses               4,639          7,644         2,492          2,989           13,285
   Restructuring costs                                   -              -             -              -              225
   Amortization of intangible assets                   163            390           119            196              731
   Impairment of goodwill                            1,329              -         1,329              -            1,980
   Impairment of intangible assets and
     property and equipment                              -              -             -              -            7,097
   Financial expenses (income), net                 (4,311)           102        (3,389)            57             (643)
                                               ------------   ------------  -------------  ------------   --------------

                                                    12,299         15,385         5,886          6,856           39,164
                                               ------------   ------------  -------------  ------------   --------------

 Income before taxes on income                      67,329         21,606        72,791         18,582          103,854
 Taxes on income                                    25,887          8,154        26,042          7,512           15,132
                                               ------------   ------------  -------------  ------------   --------------
 Income from continuing operations after            41,442         13,452        46,749         11,070           88,722
   taxes on income
 Minority interest in losses (income) of
   subsidiaries                                        645         (3,895)          451         (5,535)          (4,135)
                                               ------------   ------------  -------------  ------------   --------------

 Income from continuing operations                  42,087          9,557        47,200          5,535           84,587
 Loss from discontinued operations                       -           (356)            -            (56)            (454)
                                               ------------   ------------  -------------  ------------   --------------

 Net income                                    $    42,087    $     9,201   $    47,200    $     5,479     $     84,133
                                               ============   ============  =============  ============   ==============

 Income (loss) per share:
   Basic :
   Income from continuing operations           $      1.43    $      0.33   $      1.60    $      0.19     $       2.89
   Loss from discontinued operations                     -          (0.01)            -              -            (0.02)
                                               ------------   ------------  -------------  ------------   --------------

   Net income                                  $      1.43    $      0.32   $      1.60    $      0.19     $       2.87
                                               ============   ============  =============  ============   ==============
   Diluted:
   Income from continuing operations           $      1.42    $      0.32   $      1.60    $      0.19     $       2.88
   Loss from discontinued operations                     -          (0.01)            -              -            (0.02)
                                               ------------   ------------  -------------  ------------   --------------

   Net income                                  $      1.42    $      0.31   $      1.60    $      0.19     $       2.86
                                               ============   ============  =============  ============   ==============

 Weighted average number of ordinary
   shares used in computing basic net
   income per share (thousands)                     29,415         29,211        29,416         29,212           29,266
                                               ============   ============  =============  ============   ==============
 Weighted average number of ordinary
   shares used in computing diluted net
   income per share (thousands)                     29,543         29,323        29,538         29,340           29,385
                                               ============   ============  =============  ============   ==============



* Includes revenues from related parties, in the amount of $4,110 and $4,303 for the six months ended June 30, 2005 and 2004, respectively, an amount of $2,144 and $2,065 for the three months ended June 30, 2005 and 2004, respectively, and an amount of $8,480 for the year ended December 31, 2004.

The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

STATEMENTS OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                                                            Accumulated
                                                                                          Additional          other
                                                             Number of       Share          paid-in        comprehensive
                                                              shares        capital         capital          income
                                                          -------------- -------------  --------------  -----------------
 Audited
 Balance as of January 1, 2004                             29,206,845        $  9,572      $ 267,113          $  51,792
 Exercise of options                                          207,579               -          2,097
 Stock based compensation                                           -               -            545                  -
 Tax benefit in respect of options exercised                        -               -            250                  -
 Other comprehensive income (loss), net of tax:
   Unrealized gains on available for sale securities                -               -              -              8,489
   Reclassification adjustment for gain realized
     included in net income                                         -               -              -             (3,582)
   Foreign currency translation adjustments                         -               -              -                202
   Unrealized gain on derivative instruments in
   affiliated company                                               -               -              -                 84
   Reclassification adjustments for loss on derivative
     instruments, minimum pension liability and foreign
     currency translation adjustments, included in net
     income due to sale of affiliated companies                     -               -              -                732
 Net income                                                         -               -              -                  -
                                                          ------------    ------------    -----------        -----------
 Balance as of December 31, 2004                           29,414,424        $  9,572      $ 270,005          $   57,717
 Total comprehensive income


 Unaudited
 Exercise of options                                            2,500               -             19                  -
 Stock based compensation                                           -               -            163                  -
 Other comprehensive income (loss), net of tax:
   Unrealized losses on available for sale securities               -               -              -            (13,252)
   Reclassification adjustment for gain realized
     included in net income                                         -               -              -            (36,365)
   Foreign currency translation adjustments                         -               -              -               (163)
 Net income                                                         -               -              -                  -
                                                          ------------    ------------    -----------        -----------
 Balance as of June 30, 2005                               29,416,924        $  9,572      $ 270,187          $   7,937
                                                          ============    ============    ===========        ===========
 Total comprehensive loss


 Unaudited
 Balance as of January 1, 2004                             29,206,845        $  9,572      $ 267,113          $  51,792
 Exercise of options                                           13,500               -             93                  -
 Stock based compensation                                           -               -            312                  -
 Other comprehensive income (loss), net of tax:
   Unrealized gains on available-for-sale securities                -               -              -                552
   Reclassification adjustment for gain realized
     included in net income                                         -               -              -             (3,309)
   Foreign currency translation adjustments                         -               -              -                292
   Unrealized gain on derivative instrument in
     affiliated company                                             -               -              -                 84
 Net income                                                         -               -              -                  -
                                                          ------------    ------------    -----------        -----------
 Balance as of June 30, 2004                               29,220,345        $  9,572      $ 267,518          $   49,411
                                                          ============    ============    ===========        ===========
 Total comprehensive income




                                                              Retained
                                                              earnings           Total             Total
                                                            (Accumulated     Shareholders'     comprehensive
                                                              deficit)          equity         income (loss)
                                                           ---------------  ---------------   -----------------
 Audited
 Balance as of January 1, 2004                                $   (32,347)     $  296,130
 Exercise of options                                                                2,097
 Stock based compensation                                               -             545
 Tax benefit in respect of options exercised                            -             250
 Other comprehensive income (loss), net of tax:
   Unrealized gains on available for sale securities                    -           8,489         $    8,489
   Reclassification adjustment for gain realized
     included in net income                                             -          (3,582)            (3,582)
   Foreign currency translation adjustments                                           202                202
   Unrealized gain on derivative instruments in
     affiliated company                                                 -              84                 84
   Reclassification adjustments for loss on derivative
     instruments, minimum pension liability and foreign
     currency translation adjustments, included in net
     income due to sale of affiliated companies                         -             732                732
 Net income                                                        84,133          84,133             84,133
                                                            -------------     -------------      -------------
 Balance as of December 31, 2004                              $    51,786         389,080
 Total comprehensive income                                                                       $   90,058
                                                                                                 =============
 Unaudited
 Exercise of options                                                    -              19
 Stock based compensation                                               -             163
 Other comprehensive income (loss), net of tax:
   Unrealized losses on available for sale securities                   -         (13,252)        $  (13,252)
   Reclassification adjustment for gain realized
     included in net income                                             -         (36,365)           (36,365)
   Foreign currency translation adjustments                             -            (163)              (163)
 Net income                                                        42,087          42,087             42,087
                                                            -------------     -------------      -------------
 Balance as of June 30, 2005                                  $    93,873      $  381,569
                                                            =============     =============
 Total comprehensive loss                                                                         $ (7,693)
                                                                                                 =============
 Unaudited
 Balance as of January 1, 2004                                $   (32,347)     $  296,130
 Exercise of options                                                    -              93
 Stock based compensation                                               -             312
 Other comprehensive income (loss), net of tax:
   Unrealized gains on available-for-sale securities                    -             552         $      552
   Reclassification adjustment for gain realized
     included in net income                                             -          (3,309)            (3,309)
   Foreign currency translation adjustments                             -             292                292
   Unrealized gain on derivative instrument in
     affiliated company                                                 -              84                84
 Net income                                                         9,201           9,201             9,201
                                                            -------------     -------------      -------------
 Balance as of June 30, 2004                                  $   (23,146)     $  303,355
                                                            =============     =============
 Total comprehensive income                                                                       $    6,820
                                                                                                 =============

The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

STATEMENTS OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


                                                                                                           Accumulated
                                                                                           Additional         other
                                                            Number of        Share          paid-in       comprehensive
                                                              shares        capital         capital          income
                                                          -------------  ---------------  ------------  ------------------
 Unaudited
 Balance as of April 1, 2005                               29,414,424           9,572        270,114            63,080
 Exercise of options                                            2,500               -             19                 -
 Stock based compensation                                           -               -             54                 -
 Other comprehensive income (loss), net of tax:
   Unrealized losses on available for sale securities               -               -              -           (18,586)
   Reclassification adjustment for gain realized
     included in net income                                         -               -              -           (36,365)
   Foreign currency translation adjustments                         -               -              -              (192)
 Net income                                                         -               -              -                 -
                                                          -------------    ------------  ------------      -------------
 Balance as of June 30, 2005                               29,416,924       $   9,572     $  270,187         $  7,937
                                                          =============    ============  ============      =============
 Total comprehensive loss


 Unaudited
 Balance as of April 1, 2004                               29,211,345       $   9,572     $  267,327         $  54,096
 Exercise of options                                            9,000               -             62
 Stock based compensation                                           -               -            129
 Other comprehensive income (loss), net of tax:
   Unrealized losses on available-for-sale securities               -               -              -            (3,406)
   Reclassification adjustment for gain realized
     included in net income                                         -               -              -            (1,264)
   Foreign currency translation adjustment                          -               -              -              (117)
   Unrealized gain on derivative instrument in
     affiliated company                                             -               -              -               102
 Net income                                                         -               -              -                 -
                                                          -------------    ------------  ------------      -------------
 Balance as of June 30, 2004                               29,220,345       $   9,572     $  267,518         $    49,411
                                                          =============    ============  ============      =============
 Total comprehensive income





                                                               Retained
                                                               earnings             Total               Total
                                                             (Accumulated       Shareholders'       comprehensive
                                                               deficit)            equity           income (loss)
                                                           ---------------   -----------------   -----------------
 Unaudited
 Balance as of April 1, 2005                                       46,673            389,439
 Exercise of options                                                    -                 19
 Stock based compensation                                               -                 54
 Other comprehensive income (loss), net of tax:
   Unrealized losses on available for sale securities                   -            (18,586)          $  (18,586)
   Reclassification adjustment for gain realized
     included in net income                                             -            (36,365)             (36,365)
   Foreign currency translation adjustments                             -               (192)                (192)
 Net income                                                        47,200             47,200               47,200
                                                              ------------      --------------      --------------
 Balance as of June 30, 2005                                   $   93,873        $   381,569
                                                              ============      ==============
 Total comprehensive loss                                                                            $     (7,943)
                                                                                                    ==============

 Unaudited
 Balance as of April 1, 2004                                   $  (28,625)       $   302,370
 Exercise of options                                                    -                 62
 Stock based compensation                                               -                129
 Other comprehensive income (loss), net of tax:
   Unrealized losses on available-for-sale securities                   -             (3,406)         $    (3,406)
   Reclassification adjustment for gain realized
     included in net income                                             -             (1,264)              (1,264)
   Foreign currency translation adjustment                              -               (117)                (117)
   Unrealized gain on derivative instrument in                          -
     affiliated company                                                 -                102                  102
 Net income                                                         5,479              5,479                5,479
                                                               ------------     --------------      --------------
 Balance as of June 30, 2004                                   $  (23,146)       $      303,355
                                                               ============     ==============
 Total comprehensive income                                                                          $        794
                                                                                                    =============





The accompanying notes are an integral part of the consolidated financial statements.

                          ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------
U.S. dollars in thousands


                                                                                     Six months
                                                                                   ended June 30,        Year ended
                                                                                -------------------      December 31,
                                                                                  2005        2004          2004
                                                                                ---------   --------     -----------
                                                                                      Unaudited            Audited
                                                                                --------------------     -----------
Cash flows from operating activities
  Net income                                                                   $  42,087    $   9,201    $  84,133
  Adjustments to reconcile net income to net cash used in operating activities:
    Equity in losses of affiliated companies                                       7,827        2,098       10,492
    Dividend from affiliated companies                                                 -        1,719        1,719
    Minority interest in income (losses) of subsidiaries                            (645)       3,895        4,135
    Gain from disposal of businesses and affiliated companies
      and changes in holdings in affiliated companies, net                       (22,389)     (27,901)    (132,396)
    Gain from sale of investments in available for sale securities               (56,423)      (4,995)      (5,360)
    Depreciation and amortization                                                    690          957        1,868
    Impairment of intangible assets and property and equipment                         -            -        7,097
    Impairment of goodwill                                                         1,329            -        1,980
    Decline in value of other investments                                            636          150          803
    Equity in losses of partnerships                                                  60           31            7
    Amortization of deferred stock  compensation and changes in liability in
      respect of call options                                                     (1,128)       2,846        3,033
    Deferred taxes, net                                                           (4,645)       4,940       (2,409)
  Changes in operating assets and liabilities
    Decrease (increase) in trade receivables                                        (278)         349         (139)
    Decrease (increase) in other receivables and prepaid expenses                   (112)         270           88
    Decrease in trading securities, net                                                1            3            5
    Decrease (increase) in inventories and contracts-in-progress                    (400)          79          333
    Decrease in trade payables                                                    (1,028)      (1,201)      (1,184)
    Increase in other payables and accrued expenses
     (mainly provision for income taxes)                                          12,854        2,807       16,935
    Other                                                                           (368)         654         (798)
                                                                               ---------    ---------    ---------
Net cash used in operating activities                                            (21,932)      (4,098)      (9,658)
                                                                               ---------    ---------    ---------
Cash flows from investing activities
  Investment in affiliated companies                                              (3,221)      (9,899)     (57,916)
  Proceeds from sale of KIT shares                                                     -        5,706        5,706
  Proceeds from sale of Oren shares                                               10,076            -            -
  Proceeds from repayment of loan from an affiliate                                2,253            -            -
  Proceeds from sale of ESL shares                                                     -            -      196,580
  Proceeds from sale of Given Imaging shares                                           -        9,074        9,074
  Proceeds from sale of Partner shares                                            93,978            -            -
  Cash and cash equivalents resulting from newly
    consolidated subsidiaries (Sch. A)                                                 -          247          247
  Investment in other companies                                                  (16,350)        (667)     (15,264)
  Proceeds from sale of available for sale securities                                957        6,999        8,062
  Investments in deposits                                                        (20,535)      (5,332)    (105,378)
  Investment in available for sale securities                                    (18,405)           -      (43,000)
  Proceeds from maturities of held to maturity debentures and deposits            50,221       28,682       33,345
  Purchase of property and equipment                                                (429)        (436)        (728)
  Proceeds from sale of other companies                                               93            -            -
  Proceeds from sale of property and equipment                                       120           75          246
  Purchase of treasury stock from the minority by a subsidiary                      (823)           -            -
                                                                               ---------    ---------    ---------
Net cash provided by investing activities                                         97,935       34,449       30,974
                                                                               ---------    ---------    ---------
Cash flows from financing activities
  Proceeds from options exercised                                                     19           93        2,097
  Receipt of long-term loans from banks                                                -          355          519
  Repayment of long-term loans                                                       (44)     (40,621)     (50,677)
  Increase (decrease) in short-term bank loan, net                                   (76)         411      (15,842)
  Receipt of short-term loans from minority shareholders of subsidiaries               -          119          137
  Proceeds from convertible loans and long-term loans from minority
    shareholders of a subsidiary                                                     500        1,402        1,402
  Issuance of shares to the minority of a subsidiary                                 145            -            -
  Issuance expenses in a subsidiary                                                  (67)        (180)        (180)
  Dividend to minority shareholders of a subsidiary                                    -          (67)         (67)
                                                                               ---------    ---------    ---------
Net cash used in financing activities                                                477      (38,488)     (62,611)
                                                                               ---------    ---------    ---------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                  76,480       (8,137)     (41,295)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD                          42,611       83,906       83,906
                                                                               ---------    ---------    ---------
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD                             $ 119,091    $  75,769    $  42,611
                                                                               =========    =========    =========


The accompanying notes are an integral part of the consolidated financial statements.

                          ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------
U.S. dollars in thousands


                                                                             Six months
                                                                           ended June 30,            Year ended
                                                                     --------------------------      December 31,
                                                                        2005            2004             2004
                                                                     ----------      -----------      ----------
                                                                                Unaudited               Audited
                                                                     ---------------------------      -----------
 Supplemental cash flow information:
 Cash paid for:
 Income taxes                                                         $ 15,025          $  92           $   172
                                                                      ========          =====           =======
 Interest                                                             $    109          $ 760           $ 1,044
                                                                      ========          =====           =======
 Proceeds from sale of an affiliate not yet received                  $  2,392          $   -           $     -
                                                                      ========          =====           =======


                                                                                  Six months
                                                                                    ended            Year ended
                                                                                   June 30,         December 31,
                                                                                     2004              2004
                                                                                --------------      -------------
                                                                                  (Unaudited)         (Audited)
                                                                                --------------      -------------
 (A)   Cash and cash equivalents resulting from newly consolidated subsidiaries

         Assets acquired and liabilities assumed at the purchase date:
           Working capital deficiency, net (except cash and cash
             equivalents)                                                             $  1,071          $  1,071
           Deposits                                                                        (31)              (31)
           Property and equipment                                                         (618)             (618)
           Intangible assets                                                            (1,350)           (1,350)
           Minority interests                                                               66                66
           Investment at equity prior to acquisition                                       678               678
           Long-term liabilities                                                           431               431
                                                                                    ----------         ----------
            Cash and cash equivalents acquired                                        $    247          $    247
                                                                                    ==========         ==========



The accompanying notes are an integral part of the consolidated financial statements.

                          ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 1:-      GENERAL

              The accompanying unaudited condensed interim consolidated financial statements have been prepared as of June 30, 2005, and for the six and three months then ended in accordance with accounting principles generally accepted in the United States (U.S. GAAP) relating to the preparation of financial statements for interim periods. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States but which are not required for interim reporting purposes, have been condensed or omitted. See Note 7 for the reconciliation from U.S. GAAP to accounting principles generally accepted in Israel ("Israeli GAAP").

              These financial statements should be read in conjunction with the Company's annual financial statements and accompanying notes as of December 31, 2004, included in Form 20-F for the year ended December 31,2004, filed with the Securities and Exchange Commission ("the Company's annual financial statements").

              The condensed interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the periods presented.

              Results for the six and three months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES

              a. The significant accounting policies followed in the preparation of these financial statements are identical to those applied in preparation of the latest annual financial statements.

              b. The financial statements have been prepared in U.S. dollars, since the functional currency of the Company and its principal subsidiaries is the U.S. dollar.

              c. The Company did not provide the pro forma information as required by SFAS No. 123 when electing to follow APB Opinion 25 and its interpretations in accounting for its employee stock option plans, due to immateriality.

              d. FASB Statement No. 123 (revised 2004), "Share-Based Payment" (FAS 123(R)) (See Note 2y to the Company's annual financial statements), was to have been effective as of the beginning of the first interim or annual reporting period that commences after June 15, 2005 (July 1, 2005 for the Company); however, on April 14, 2005, the United States Securities and Exchange Commission ("SEC") delayed effectiveness of FAS 123(R) for companies with fiscal years ending December 31 (such as the Company) to January 1, 2006. The Company is currently evaluating the effect of the adoption of FAS 123(R) on its results of operations due to the application of FAS 123(R) by its affiliated companies.

              e. In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, "Share-Based Payment" ("SAB 107"). SAB 107 provides the SEC staff's position regarding the application of FAS 123(R) and contains interpretive guidance related to the interaction between FAS 123(R) and certain SEC rules and regulations, and also provides the SEC staff's views regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions. The Company is currently reviewing the effect of SAB 107, however it does not believe that SAB 107 will have a material effect on its financial position, results of operations or cash flows.

                          ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              f. In May 2005, the FASB issued SFAS No. 154 "Accounting Changes and Errors Corrections" ("FAS 154"). FAS 154 replaces APB No. 20 "accounting changes" and SFAS No. 3 "Reporting Accounting changes in Interim Financial Statements". FAS 154 applies to all voluntary changes in accounting principle, and changes the accounting for and reporting of a change in accounting principle. FAS 154 requires, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. This statement also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The company does not believe that FAS 154 will have a material effect on its financial statements.

NOTE 3:-      MAJOR TRANSACTIONS

              a.     Partner

                     On April 20, 2005 Elbit, Elron's wholly-owned subsidiary, completed the sale of 12,765,190 Partner Communications Company Ltd. ("Partner") shares to Partner for approximately $94,000, as part of the sale together with the other Israeli founding shareholders of Partner, of an aggregate of approximately 33.3 million Partner shares to Partner for an aggregate consideration of approximately $245,000. As a result of the sale, Elron recorded in the statement of operations, in the second quarter of 2005, a gain of approximately $56,400 (approximately $36,000 net of tax).

                     Subsequent to the aforementioned sale, Elron's beneficial holding in Partner is approximately 2%. This interest in Partner is no longer pledged to the banks providing financing to Partner but almost all of it is still subject to certain transfer restrictions under Partner's Israeli communications license.

              b.     NuLens

                     On April 21, 2005, Elron completed an investment of approximately $2,900 in NuLens Ltd. ("NuLens"), in consideration for 763,584 Series A preferred shares, as part of an aggregate investment of approximately $3,400. NuLens is an Israeli medical devices company operating in the field of intra-ocular lenses mainly for cataract and presbyopia procedures. Elron's investment will be invested in two installments, the first of approximately $1,700 was invested immediately for approximately 17% of NuLens on a fully diluted and on an as converted basis and an additional amount of approximately $1,200 will be invested upon the fulfillment of a certain milestone by NuLens. Following Elron's aggregate investment, Elron will hold approximately 25% of NuLens, on a fully diluted and on an as converted basis. The investment in NuLens is accounted for under the equity method.

                          ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


NOTE 3:-      MAJOR TRANSACTIONS (Cont.)

              c.     Teledata

                     On May 8, 2005, Elron completed an investment of $16,000 in Teledata Networks Ltd. ("Teledata"), in consideration for 4,923,194 series A preferred shares. The investment is part of an aggregate round of financing of $19,000, in which FBR Infinity II Ventures, an indirectly related venture capital fund, invested the remaining $3,000. Teledata provides innovative access products and solutions for both traditional and next generation networks to telecom operators and service providers. Following the investment, Elron holds approximately 21% of Teledata, on a fully diluted and on an as converted basis. Since the investment is in preferred shares, which are not considered to be an investment that is in-substance-common stock according to the provisions of EITF 02-14, the investment in Teledata is accounted for under the cost method.

              d.     Netvision

                     On May 19, 2005, Netvision completed its initial public offering on the Tel Aviv Stock Exchange in Israel of shares and convertible securities in consideration for the immediate net proceeds of approximately NIS135 million (approximately $31,000). Out of the proceeds received, an amount of approximately NIS38 million (approximately $8,600) was allocated to the shares and an amount of approximately NIS97 million (approximately $22,400) was allocated to the convertible securities. In addition, future proceeds from the exercise of options sold in the offering may amount to a maximum of approximately NIS28.8 million (approximately $6,600). Discount Investment Corporation ("DIC"), which holds approximately 48% of Elron, is the other major shareholder of Netvision. Elron and DIC each converted approximately $3,100 of loans into equity of Netvision immediately prior to the offering and $2,200 in loans was repaid to each of Elron and DIC from the proceeds of the offering. As a result of the initial public offering, Elron's interest in Netvision decreased from 45.7% to approximately 39% (27.4% on a fully diluted basis taking into account the possible exercise of the convertible securities) resulting in a gain of approximately $3,000.

              e.     Oren

                     On June 10, 2005, Zoran Corporation (NASDAQ: ZRAN) ("Zoran") completed the acquisition of Oren, in which Elron had a 41% interest. Prior to the transaction, Zoran held approximately 17% of Oren. The consideration paid by Zoran to the other shareholders in Oren was determined based on a value of Oren of $53,500. Zoran paid approximately $44,600 in the form of cash and Zoran common stock for the remaining 83% of Oren. Upon completion of the transaction, Elron received cash of approximately $12,500 and Zoran common stock with a value of approximately $7,700 (based on the market price of Zoran shares on the date of completion). As a result of the sale, Elron recorded a gain in the second quarter of 2005 of approximately $19,700 (approximately $17,200 net of taxes). An amount of approximately $1,900 out of the cash received is deposited in an escrow account, half until June 2006 and half until June 2007, for the assurance of Oren's representations in accordance with the agreement. The Zoran shares received by Elron are accounted for as available-for-sale securities. Subsequent to balance sheet date, Elron sold all shares of Zoran received by it in the transaction for approximately $8,800 and will record a gain, in the third quarter of 2005 of approximately $1,100 (approximately $700 net of tax).

                          ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


NOTE 3:-      MAJOR TRANSACTIONS (Cont.)

              f.     Elron Telesoft

                     The goodwill associated with the Systems and Projects segment (reporting unit) which consists of the operations of Elron Telesoft Ltd. and Elron Telesoft Export Ltd. ("ET group") is usually tested for impairment in the fourth quarter of each year. In light of ET group's results and level of operations, the goodwill associated with the Systems and Projects reporting unit was tested for impairment during the second quarter of 2005. As a result of the impairment test, the Company recorded impairment losses of approximately $1,300. This impairment loss is included in a separate line item in the statement of operations. The fair value of the aforementioned reporting unit was estimated using the discounted cash flows approach.

NOTE 4:-      CONTINGENT LIABILITIES

              There were no material changes in the status of the Company's contingent liabilities as described in the Company's annual financial statements, the details of which are as follows:

               a. During September 1999, the Company received copies of two claims and a request to approve such claims as a class action on behalf of public shareholders of Elscint (formerly an affiliated company) against the Company and others. The allegation raised by the claimants related to the decision regarding the sale of Elscint's substantial assets. The claim has been stayed pursuant to an arrangement reached by the parties pending the outcome of the appeal in the claim described in paragraph b below. The arrangement provides that if the appeal as described in paragraph b below is accepted, then the proceedings to recognize the lawsuit as a class action will proceed. Otherwise, the application to recognize the claim as a class action suit will be dismissed.

              b. On November 2, 1999, the Company received a copy of a claim, and a request to approve such a claim, as a class action on behalf of some institutional investors and others and those who held shares in Elscint on September 6, 1999. The allegations raised against the Company and certain of its officers including former officers, among others, relate to the period prior to the sale of the Company's holdings in Elbit Medical Imaging ("EMI") (the parent company of Elscint and formerly an affiliated company). The claimants seek a court order pursuant to which EMI would be compelled to execute the alleged buy-out of Elscint's share at $14 per share or other remedies. On August 16, 2000, the Haifa court dismissed the application to recognize the claim as a class action. Some of the claimants applied for and have been granted permission to appeal to the Supreme Court in Israel, which appeal is currently pending.

                     In addition, in February 2001, the claimants submitted a revised claim similar to the previous one but not as a class action. In August 2004, the Haifa District Court issued a decision ordering the cancellation of the requirement of the claimants to pay a twenty million shekels filing fee in connection with this claim. Certain of the defendants have requested permission to appeal the said decision of the Haifa District Court. It has not yet been determined when the defendants are required to file their statements of defense to the claim.

                     The Company denies all the allegations set forth in the above claims, and based on legal advice received, management is of the opinion that the Company has good defense arguments which, if accepted, will cause dismissal of the above allegations.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except sare and per share data

NOTE 4:-      CONTINGENT LIABILITIES (Cont.)

              c. In July 2003, ESW terminated the lease of its premises in the U.S. due to defects in the premises and the lessor's failure to repair the defects. The lessor rejected the termination of the lease and claimed all amounts due under the lease from ESW and Elron, as guarantor of the lease. The balance of the rental under the lease amounts to approximately $2,000. ESW counterclaimed damages caused by the lessor. On August 4, 2005, Elron paid the lessor $950 in full and final settlement and release of all the above claims, pursuant to a settlement agreement signed between the parties in July 2005. The settlement agreement has no effect on the statement of operations.

NOTE 5:-      INCOME TAXES

              On July 25, 2005, the Israeli parliament approved the Law for the Amendment of the Income Tax Ordinance (No. 147), 2005 which progressively reduces the corporate tax rate in Israel to the following tax rates: in 2006 - 31%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and in 2010 and thereafter - 25%. The amendment is not expected to have a material effect on the Company's financial position and results of operations.

NOTE 6:-      BUSINESS SEGMENTS

              As of June 30, 2005, the Company operates in two business segments: (1) the System and Projects segment through the ET group and (2) the Other Holdings and Corporate Operations segment which reflects the investments in companies engaged in various fields of advanced technology and also includes corporate headquarters.

              The operations of the System and Projects segment include development and supply of software solutions for revenue assurance and management of large and complex communication and internet networks.

              The Other Holdings and Corporate Operations segment includes holdings in various companies that operate in the telecom, medical devices, semiconductors, advanced materials and other fields and the corporate operations.

              On September 2, 2003, Elron's majority owned subsidiary, ESW, sold substantially all of its assets and business to Zix (See Note 3d to the Company's annual financial statements). Prior to the above sale, the Company operated indirectly through ESW in a third business segment - Internet Products.

              Segment information is as follows:

                                                                Other
                                                               holdings      Internet
                                                 Systems         and         Products
                                                   and         corporate   (Discontinued
                                                 Projects     operations    operations)   Adjustments        Total
                                              ------------   -----------   ------------- ---------------   -----------
         For the six months ended
           June 30, 2005 (Unaudited):
         ----------------------------
         Net revenues                         $     2,272    $     6,246   $      --     $      --         $     8,518
         Net income (loss)                         (2,075)        44,162          --            --              42,087

         As of June 30, 2005
           (Unaudited):
         ----------------------------
         Total assets                               5,165        467,685          --          (2,408)(*)       470,442

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except sare and per share data


NOTE 6:-      BUSINESS SEGMENTS (Cont.)

                                                                Other
                                                               holdings      Internet
                                                 Systems         and         Products
                                                   and         corporate   (Discontinued
                                                 Projects     operations    operations)   Adjustments        Total
                                              ------------   -----------   ------------- ---------------   -----------
         For the six months ended
           June 30, 2004 (Unaudited):
         ----------------------------

         Net revenues                         $     3,440    $     3,561   $      --      $      --     $     7,001
         Net income (loss)                         (1,108)        10,665          (356)          --           9,201

         For the three months ended
           June 30, 2005 (Unaudited):
         ----------------------------

         Net revenues                         $       999    $     3,261   $      --      $      --     $     4,260
         Net income (loss)                         (1,599)        48,799          --             --          47,200

         For the three months ended
           June 30, 2004 (Unaudited):
         ----------------------------

         Net revenues                         $     1,784    $     1,792   $      --      $      --     $     3,576
         Net income (loss)                           (551)         6,086           (56)          --           5,479

         For the year ended December
           31, 2004 (Audited):
         ----------------------------

         Net revenues                         $     5,065    $    11,265   $      --      $      --     $    16,330
         Net income (loss)                         (7,946)        92,533          (454)          --          84,133

         As of December 31, 2004
           (Audited):
         ----------------------------

         Total assets                               7,630        495,642          --      (2,116) (*)       501,156

               (*) Inter-company balances.

NOTE 7:-      RECONCILIATION TO ISRAELI GAAP

              The consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP. Had the consolidated financial statements been prepared in accordance with Israeli GAAP, the effects on the financial statements would have been as follows:

              a.     Effect on the statement of operations:

                                                                             Six months ended June 30, 2005
                                                                 -------------------------------------------------------
                                                                                                        As per Israeli
                                                                   As reported       Adjustments             GAAP
                                                                 ---------------   ----------------   ------------------
                                                                                        Unaudited
                                                                 -------------------------------------------------------
                      Net income                                   $   42,087          $   18,217        $  60,304


                                                                             Six months ended June 30, 2004
                                                                 -------------------------------------------------------
                                                                       As                               As per Israeli
                                                                   reported(*)       Adjustments             GAAP
                                                                 ---------------   ----------------   ------------------
                                                                                      Unaudited
                                                                 -------------------------------------------------------

                      Net income                                   $    9,201         $  (1,004)          $  8,197

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except sare and per share data


NOTE 7:-      RECONCILIATION TO ISRAELI GAAP (Cont.)


              a.     Effect on the statement of operations (Cont.)


                                                                            Three months ended June 30, 2005
                                                                --------------------------------------------------------
                                                                                                        As per Israeli
                                                                  As reported        Adjustments             GAAP
                                                                ----------------   ----------------   ------------------
                                                                                      Unaudited
                                                                --------------------------------------------------------
                      Net income                                $     47,200        $     20,789        $    67,989

                                                                            Three months ended June 30, 2004
                                                                 -------------------------------------------------------
                                                                       As                               As per Israeli
                                                                   reported(*)       Adjustments             GAAP
                                                                 ---------------   ----------------   ------------------
                                                                                      Unaudited
                                                                 -------------------------------------------------------
                      Net income                                   $   5,479          $  (2,689)         $  2,790


                                                                                       Year ended
                                                                                    December 31, 2004
                                                                 -------------------------------------------------------
                                                                                                        As per Israeli
                                                                  As reported        Adjustments             GAAP
                                                                 ---------------   ----------------   ------------------
                                                                                      Audited
                                                                 -------------------------------------------------------
                      Net income                                  $   84,133          $  7,896            $  92,029


              b.     Effect on the balance sheet:

                                                                                      June 30, 2005
                                                                 -------------------------------------------------------
                                                                                                        As per Israeli
                                                                  As reported        Adjustments             GAAP
                                                                 ---------------   ----------------   ------------------
                                                                                      Unaudited
                                                                 -------------------------------------------------------
                      Total assets                              $    470,442        $      (69,432)    $        401,010

                      Total liabilities including minority
                        interest                                      88,873               (23,772)              65,101

                      Total equity                                   381,569               (45,660)             335,909

                                                                                    December 31, 2004
                                                                 -------------------------------------------------------
                                                                                                        As per Israeli
                                                                  As reported        Adjustments             GAAP
                                                                 ---------------   ----------------   ------------------
                                                                                      Audited
                                                                 -------------------------------------------------------
                      Total assets                              $    501,156        $     (176,476)    $        324,680

                      Total liabilities including minority
                        interest                                     112,076               (62,976)              49,100

                      Total equity                                   389,080              (113,500)             275,580

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except sare and per share data



NOTE 7:-      RECONCILIATION TO ISRAELI GAAP (Cont.)

              c.     Material adjustments:

                     The abovementioned adjustments result primarily from the differences between U.S. GAAP and Israeli GAAP as detailed in Note 29 to the Company's annual financial statements, as well as from transactions and events which occurred during the six and three months periods ended June 30, 2005, as follows:

                     1. As described in Note 3a above, Elbit sold in the second quarter of 2005 12,765,190 shares of Partner. According to Israeli GAAP, the merger between Elron and Elbit which occurred in May 2002, was considered to be a transaction with controlling shareholders and therefore the assets and liabilities of Elbit were recorded by Elron according to their carrying values in Elbit at the date of the merger (see Note 29(c)4 to the Company's annual financial statements). The carrying value of the Partner shares was approximately $30 and therefore the gain after tax recorded in respect of the above sale of Partner shares under Israeli GAAP amounted to approximately $61,700, as compared to approximately $36,000 under US GAAP.

                     2. As described in Note 3e above, Elron sold all of its holdings in Oren in the second quarter of 2005. As a result of the difference between Israeli GAAP and US GAAP described in Note 29(c)2 to the Company's annual financial statements, Elron's investment in Oren at the date of sale under US GAAP was substantially lower than such investment under Israeli GAAP (the difference amounted to approximately $5,000). As a result, the gain recorded under Israeli GAAP for the sale of the investment in Oren, amounted to approximately $12,200, net of tax, compared to a gain, of approximately $17,200, net of tax under US GAAP.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

Details relating to major investments as of June 30, 2005:

                                                                       Carrying value
                                                                           of the         Market value of the publicly
                                                                         investment                  traded
                                                            % of            as of              investments as of:
                                                         ownership        June 30,         June 30,        August 8,
                                                        interest (1)      2005 (2)           2005             2005
                                                      -------------------------------------------------------------------
 Consolidated Companies:
 -----------------------
 Elron Telesoft Ltd. and Elron Telesoft Export Ltd.        100%        $       2,661    $          -    $           -
 Galil Medical Ltd. (3)                                    40%                 1,218               -                 -
 3DV Systems Ltd. (3)                                      71%                  (58)               -                 -
 Starling (3)                                              50%                   648               -                 -
 SELA (3)                                                  39%                 1,348               -                 -

 Affiliated Companies (equity):
 ------------------------------
 Given Imaging Ltd. (Nasdaq: GIVN) (3)                     20%                65,474         124,357           128,446
 NetVision Ltd. (TASE: NTSN)                               39%                 3,975          18,098            20,389
 ChipX                                                     26%                 3,269               -                 -
 CellAct Ltd.                                              45%                   479               -                 -
 Oncura (4)                                                10%                11,449               -                 -
 AMT                                                       41%                 3,826               -                 -
 Wavion, Inc.                                              38%                   573               -                 -
 Pulsicom Israel Technologies Ltd.                         18%                   229               -                 -
 Notal Vision, Inc.                                        26%                   503               -                 -
 NuLens Ltd.                                               22%                 1,276               -                 -

 Available for sale:
 -------------------
 Partner (Nasdaq: PTNR)                                     2%                22,134          22,134            25,133
 EVS (Nasdaq: EVSNF.OB)                                    10%                 1,295           1,819             2,163
 Zoran (Nasdaq: ZRAN) (5)                                   1%                 8,152           8,152                -

 Partnership:
 ------------
 Gemini Israel Fund L.P.                                    5%                    37               -                 -
 InnoMed Ventures L.P.                                     14%                 3,429               -                 -

 Cost:
 -----
 Avantry (formerly:Witcom Ltd.) (3)                         7%                     2               -                 -
 Jordan Valley                                             28%                 6,707               -                 -
 Impliant Inc.                                             28%                 7,340               -                 -
 Teledata Ltd.                                             21%                16,000               -                 -

(1)    On the basis of the outstanding share capital.
(2)    Includes loans and convertible notes.
(3) Represents the carrying value and the ownership interest of the investment in Elron's books and Elron's share in the carrying value and ownership interest of the investment in RDC's books.
(4) Represents Elron's share in the carrying value and the ownership interest of the investment in Galil's books.
(5) All shares were sold subsequent to the balance sheet date, in consideration for approximately $ 8,800 (see Note 3e).



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